# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LAVA Therapeutics N.V., CIK 0001840748
CUSIP: N51517105
Title of class of securities: Common Shares, par value Euro 0.12 per share
Address of issuer's principal executive offices: Yalelaan 62, Utrecht, Netherlands (P7), 3584 CM
Date of event which requires filing of this statement: 09/19/2025
Filed by CIK 0001687880
Persons authorized to receive notices and communications: Max Eisenberg, One Sansome Street, Suite 1650, San Francisco, California (CA), 94104, 415-801-8100

## Reporting persons
- Versant Venture Capital VI, L.P. (CIK 0001687880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Ventures VI GP, L.P. (CIK 0001777654): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Ventures VI GP-GP, LLC (CIK 0001777652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Vantage I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Vantage I GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Vantage I GP-GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value Euro 0.12 per share
Name of issuer: LAVA Therapeutics N.V.
Address of issuer's principal executive offices: Yalelaan 62, Utrecht, Netherlands (P7), 3584 CM
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on April 8, 2021 and amendment No. 1 that was filed with the Commission on September 18, 2025 (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days:
On September 19, 2025, Versant VI sold 2,370,533 Common Shares at a weighted average price per share of $1.4014 for aggregate proceeds of approximately $3,322,064.95.

On September 19, 2025, Vantage LP sold 532,870 Common Shares at a weighted average price per share of $1.4014 for aggregate proceeds of approximately $746,764.02.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 19, 2025, the Reporting Persons ceased to beneficially own more than 5% of the Issuer's outstanding Common Shares.

## Signatures
- Versant Venture Capital VI, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the GP of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (09/23/2025)
- Versant Ventures VI GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the GP of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (09/23/2025)
- Versant Ventures VI GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the GP of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (09/23/2025)
- Versant Vantage I, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage I GP-GP, LLC, the GP of Versant Vantage I GP, L.P., the GP of Versant Vantage I, L.P. (09/23/2025)
- Versant Vantage I GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage I GP-GP, LLC, the GP of Versant Vantage I GP, L.P., the GP of Versant Vantage I, L.P. (09/23/2025)
- Versant Vantage I GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage I GP-GP, LLC, the GP of Versant Vantage I GP, L.P., the GP of Versant Vantage I, L.P. (09/23/2025)